Mail Stop 3561

January 25, 2010

Mr. David Roff, President
Hudson's Grill International, Inc.
37 Chicora Avenue
Toronto, Ontario Canada M5R 1T7

> **Re:** **Hudson's Grill International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2010**
> **File No. 333-94797**

Dear Mr. Roff:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

1. Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company terminated the accounting firm, as that wording is unclear to a reader. Disclose the date your relationship ended. Your revised Form 8-K should include an updated letter from your former auditor addressing your revised disclosure as an exhibit.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

Heather Clark
Staff Accountant